

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
Mr. Matthew J. Hogan
Chief Financial Officer and Principal Accounting Officer
Durect Corporation
2 Results Way
Cupertino, CA 95014

      Re: Durect Corporation
               Form 10-K for the Year Ended December 31, 2010
               Filed March 3, 2011
               File No. 0-31615

Dear Mr. Hogan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief